Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

As representatives of the several Underwriters

c/o

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

and,

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

VIA EDGAR

January 16, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Karina Dorin

Re:	Keane Group, Inc. (the “Company”)
Registration	Statement on Form S-1 (File No. 333-222500)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters (collectively, the “Underwriters”), of the proposed public offering of the Company’s common stock, hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 2:00 p.m., Washington, D.C. time, on January 17, 2018, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Rules and Regulations of the Commission under the Securities Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated January 16, 2018, through the date hereof:

Preliminary Prospectus dated January 16, 2018:

Approximately 422 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Signature	Title

/s/ Edward Ruff	Vice President at Citigroup Global Markets Inc.
Edward Ruff

/s/ Lucy Brash	Vice President at J.P. Morgan Securities LLC
Lucy Brash

[Signature Page to Acceleration Request by Underwriters]